Exhibit 99.1

IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

Toronto, Ontario – July 27, 2010 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and six months ended June 30, 2010.
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

Management Commentary
Reported revenues increased $45.9 million or 18.1% from $253.7 million in the second quarter of 2009 to $299.6 million in the second quarter of 2010.  Excluding the impact of foreign currency exchange (“FX”), reported revenues would have been $285.0 million or 12.3% higher than the comparable period a year ago.  In the quarter, organic gross revenue, which includes intercompany revenues, grew 12.0% in Canada.  Core price and volume growth, 3.0% and 7.2%, respectively, were the largest contributors to organic gross revenue growth in Canada.  Higher fuel surcharges and recycling and other pricing also grew quarter over quarter by 0.9% and 0.9%, respectively.  In the U.S., organic gross revenues increased 6.9%.  We realized core price growth of 2.0%, a fuel surcharge increase of 0.4%, recycling and other pricing growth of 1.1%, and volume growth of 3.4%.

Strong revenue growth translated into solid growth in adjusted EBITDA(A) and operating income.  Adjusted EBITDA(A) was $88.6 million in the second quarter of 2010 versus $73.1 million in the same quarter a year ago.  Holding FX constant, adjusted EBITDA(A) was $83.5 million, an increase of $10.4 million or 14.3% period-to-period.  Our second quarter adjusted EBITDA(A) margin increased 0.8%, to 29.6%, compared to the previous period.  Adjusted operating income was $45.9 million in the quarter compared to $31.9 million in the comparative period a year ago.  Holding FX constant, adjusted operating income amounted to $42.7 million, an increase of $10.8 million or 33.8% over the comparative period.

We also generated higher adjusted net income quarter over quarter.  Adjusted net income for the second quarter of 2010 was $23.3 million, or $0.25 per weighted average diluted share (“diluted share”), compared to $14.6 million, or $0.18 per diluted share in the comparative period.  Adjusted net income excluding the impact of FX was $20.4 million, or $0.22 per diluted share, representing an increase of $5.8 million, or $0.04 per diluted share, over the year ago period.

Free cash flow(B) for the quarter totalled $44.2 million compared to $21.5 million in the comparative period last year.  Excluding the impact of FX, free cash flow(B) was $40.7 million, representing a 89.5% increase over the same period a year ago.  Free cash flow growth was the result of a strong operating performance, lower interest rates and debt levels, lower capital and landfill purchases, partially offset by higher cash taxes incurred in Canada.

“We achieved steady progress in the second quarter of 2010 as we continued to improve price and volume growth across our operations,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC Ltd.  “Our balanced, bottom-up approach to organic improvement resulted in higher revenues and adjusted EBITDA(A) compared to the same quarter a year ago.  Most importantly, we were able to convert our organic growth into an adjusted EBITDA(A) margin expansion of 80 basis points and free cash flow(B) growth of nearly 90%, excluding the impact of FX, in the quarter.  Our consolidated results also benefited from strategic tuck-in acquisitions that were completed in 2009 and in the first and second quarters of 2010. In particular, we benefited from contributions from our acquisition of York Disposal, one of Canada’s largest independent solid waste services providers, which we acquired at the end of March 2010.”

Mr. Carrigan continued, “We are very pleased with our financial and operating progress in the quarter and look forward to building on our momentum, having now completed the acquisition of Waste Services, Inc. (“WSI”).  As we work diligently on integrating WSI’s operations with our own, we remain confident in our ability to quickly achieve the $25 – 30 million in annual run-rate synergies that we originally identified.”

“While we will be focused for the balance of 2010 on completing the integration of WSI and capturing the synergies available, we remain committed to identifying opportunities for the creation of future shareholder value.  With our growing free cash flow(B) profile, we are well positioned to maintain the payment of our regular quarterly dividend while

IESI-BFC Ltd. – June 30, 2010 - 1

continuing to pursue strategic and accretive tuck-in and platform acquisitions. For example, following the close of the second quarter we completed the tuck-in acquisition of southern Louisiana-based SWDI LLC (“SWDI”), one of the largest private solid waste services providers in the U.S.”

For the six months ended June 30, 2010, revenue was $563.6 million, compared with revenues of $477.6 million in the year ago period.  Holding FX constant, year-to-date revenue would have been $532.6 million.  Adjusted operating income was $82.4 million compared with $57.1 million in the same period in 2009.  Year-to-date adjusted operating income would have been $75.8 million, an increase of 32.8% over 2009, holding FX constant.  Adjusted EBITDA(A) for the year-to-date period was $164.5 million compared to $135.7 million in 2009 and would have been $153.7 million holding FX constant.  Our year-to-date adjusted EBITDA(A) margin increased 0.8%, to 29.2%, compared to the previous period.

For the six months ended June 30, 2010, adjusted net income was $42.0 million, or $0.45 per weighted average diluted share, compared with $24.7 million or $0.32 per share in the year ago period.

Financial and Other Highlights

For the Three Months Ended June 30, 2010
•	Revenues increased $31.3 million or 12.3%, excluding the impact of FX
•	Adjusted EBITDA(A) increased $10.4 million or 14.3%, excluding the impact of FX
•	Adjusted EBITDA(A) margin increased 0.8%, to 29.6%
•	Free cash flow(B) increased $19.2 million or 89.5%, excluding the impact of FX
•	Adjusted net income per diluted share, $0.25, or $0.22 excluding the impact of FX
•	Core price increased 3.0% in Canada and 2.0% in the U.S.
•	Volumes increased 7.2% in Canada and 3.4% in the U.S.

For the Six Months Ended June 30, 2010
•	Revenues increased $55.0 million or 11.5%, excluding the impact of FX
•	Adjusted EBITDA(A) increased $18.0 million or 13.2%, excluding the impact of FX
•	Adjusted EBITDA(A) margin increased 0.8%, to 29.2%
•	Free cash flow(B) increased $27.5 million or 52.9%, excluding the impact of FX
•	Adjusted net income per diluted share, $0.45, or $0.39 excluding the impact of FX
•	Core price increased 3.4% in Canada and 1.8% in the U.S.
•	Volumes increased 8.0% in Canada and 2.3% in the U.S.

Other Highlights for the Three and Six Months Ended June 30, 2010

WSI Acquisition
On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI.  The Agreement provided for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary.  We completed the acquisition on July 2, 2010.

We executed the transaction pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enables us to increase our internalization in the Canadian and U.S. northeast markets.  We also believe that the acquisition of WSI will create annual synergies and free cash flow(B) and earnings per share accretion, which we expect will enhance short-term and long-term returns to shareholders.  We plan to direct the expected additional cash flow resulting from the performance of the combined companies towards any combination of the following: growth, accretive acquisitions, debt reduction or dividend payments.

In connection with our acquisition of WSI, we issued 27,971 thousand of our common shares representing 0.5833 of our shares for each WSI common stock issued and outstanding on July 2, 2010.

In addition, we assumed WSI’s unexercised and outstanding options and warrants on closing.  Accordingly, we are obligated to issue a maximum of 505 thousand common shares as a result of the WSI stock option plans assumed and 194 thousand common shares on our assumption of WSI’s unexercised and outstanding warrants.

IESI-BFC Ltd. – June 30, 2010 - 2

As outlined in the “Long-term debt” section of this press release, we amended and restated our long-term debt facilities in Canada and the U.S.  Monies available from these facilities were used to repay WSI’s outstanding indebtedness on closing.  In addition, the credit facilities were upsized to reflect the newly combined operations in both Canada and the U.S.  Pricing was increased to levels commensurate with market and maturities were extended to four years from the close of the transaction.  Please refer to the “Long-term debt” section of this press release for additional details.

Other Acquisitions
In the second quarter, we also completed one tuck-in acquisition in each of our U.S. south and northeast segments.  We also completed an acquisition on July 1, 2010 in our U.S. south segment for consideration of approximately $50,000.  Each one of these acquisitions was financed from borrowings under our U.S. credit facility.

2010 Outlook
We provided our updated outlook for 2010 which includes WSI, several tuck-in acquisitions completed in the first and second quarters of 2010 and the SWDI LLC acquisition we completed on July 1, 2010.  Our outlook assumes no change in the current economic environment and excludes the impact of any additional acquisitions.  For the purposes of these estimates, we are assuming a Canadian to U.S. currency exchange rate of $0.952.

The outlook provided below is forward looking.  Our actual results may differ materially and are subject to risks and uncertainties which are outlined in the forward-looking statements section of this press release.

•	Revenue is estimated to be in a range of $1.395 to $1.415 billion
•	Adjusted EBITDA(A) is estimated to be in a range of $405 to $417 million
•	Amortization expense, as a percentage of revenue, is estimated to be in a range of 14.5% to 15.0%
•	Capital and landfill expenditures are estimated to be in a range of $127 to $137 million
•	The effective tax rate is estimated to be around 37.5% to 38.5% of income before income tax expense and net loss from equity accounted investee
•	Cash taxes are estimated to be between $38 to $39 million
•	Free cash flow(B) is estimated to be in a range of $190 to $200 million
•	Expected annual cash dividend of $0.50 Canadian (“C”) per share, payable on a quarterly basis

IESI-BFC Ltd. – June 30, 2010 - 3

Financial Highlights
(in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating results
Revenues	$299,582	$253,700	$563,624	$477,593
Operating expenses	174,568	148,597	325,637	279,774
Selling, general and administration ("SG&A")	41,187	32,600	80,978	62,677
Amortization	43,096	41,154	82,613	78,756
Net (gain) loss on sale of capital and landfill assets	(369)	19	(431)	(115)
Operating income	41,100	31,330	74,827	56,501
Interest on long-term debt	8,244	8,766	16,181	18,395
Net foreign exchange loss	24	93	54	177
Net gain on financial instruments	(1,208)	(1,701)	(1,750)	(1,171)
Conversion costs	-	115	-	115
Other expenses	34	35	58	65
Income before income tax expense and net loss from equity
accounted investee	34,006	24,022	60,284	38,920
Income tax expense	14,150	8,917	23,693	14,176
Net loss from equity accounted investee	21	-	46	-
Net income	$19,835	$15,105	$36,545	$24,744

Net income per weighted average share, basic	$0.21	$0.19	$0.39	$0.33
Net income per weighted average share, diluted	$0.21	$0.18	$0.39	$0.32
Weighted average number of shares outstanding (thousands),
basic	82,383	70,809	82,363	65,414
Weighted average number of shares outstanding (thousands),
diluted	93,431	81,946	93,431	76,551

Adjusted EBITDA(A)	$88,598	$73,070	$164,539	$135,726
Adjusted operating income	$45,871	$31,897	$82,357	$57,085
Adjusted net income	$23,342	$14,628	$42,010	$24,661
Adjusted net income per weighted average share, basic	$0.25	$0.18	$0.45	$0.33
Adjusted net income per weighted average share, diluted	$0.25	$0.18	$0.45	$0.32

Replacement and growth expenditures (see page 16)
Replacement expenditures	$19,943	$16,983	$31,842	$29,772
Growth expenditures	8,578	22,234	16,762	29,942
Total replacement and growth expenditures	$28,521	$39,217	$48,604	$59,714

Operating and free cash flow(B)
Cash generated from operating activities	$81,196	$66,456	$125,236	$116,052
Free cash flow(B)	$44,166	$21,476	$86,026	$52,100
Free cash flow(B) per weighted average share, diluted	$0.47	$0.26	$0.92	$0.68

Dividends
Dividends declared (shares)	$10,014	$17,495	$19,907	$31,014
Dividends declared (participating preferred shares ("PPSs"))	1,350	2,381	2,677	4,617
Total dividends declared	$11,364	$19,876	$22,584	$35,631

IESI-BFC Ltd. – June 30, 2010 - 4

FX Rates
Our consolidated financial position and operating results have been translated to U.S. dollars applying the FX rates included in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar.

	2010			2009
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income		Condensed Consolidated Balance Sheet		Condensed Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current		Average	Cumulative Average

December 31				$0.9555	$0.9467		$0.8760
March 31	$0.9846	$0.9607	$0.9607	$0.7935		$0.8030	$0.8030
June 30	$0.9429	$0.9731	$0.9669	$0.8602		$0.8568	$0.8290

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on select consolidated results for the three and six months ended June 30, 2010.

					Three months ended
	June 30, 2009	June 30, 2010	June 30, 2010	June 30, 2010	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$253,700	$31,269	$284,969	$14,613	$299,582
Operating expenses	148,597	18,315	166,912	7,656	174,568
SG&A	32,600	6,125	38,725	2,462	41,187
Amortization	41,154	(6)	41,148	1,948	43,096
Net loss (gain) on sale of capital and landfill
assets	19	(337)	(318)	(51)	(369)
Operating income	31,330	7,172	38,502	2,598	41,100
Interest on long-term debt	8,766	(726)	8,040	204	8,244
Net foreign exchange loss	93	(69)	24	-	24
Net gain on financial instruments	(1,701)	457	(1,244)	36	(1,208)
Conversion costs	115	(115)	-	-	-
Other expenses	35	(1)	34	-	34
Income before net income tax expense and
net loss from equity accounted investee	24,022	7,626	31,648	2,358	34,006
Net income tax expense	8,917	4,292	13,209	941	14,150
Net loss from equity accounted investee	-	18	18	3	21
Net income	$15,105	$3,316	$18,421	$1,414	$19,835

Adjusted EBITDA(A)	$73,070	$10,442	$83,512	$5,086	$88,598
Adjusted operating income(A)	$31,897	$10,784	$42,681	$3,190	$45,871
Adjusted net income(A)	$14,628	$5,830	$20,458	$2,884	$23,342
Free cash flow(B)	$21,476	$19,214	$40,690	$3,476	$44,166

IESI-BFC Ltd. – June 30, 2010 - 5

					Six months ended
	June 30, 2009	June 30, 2010	June 30, 2010	June 30, 2010	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$477,593	$54,989	$532,582	$31,042	$563,624
Operating expenses	279,774	29,952	309,726	15,911	325,637
SG&A	62,677	13,011	75,688	5,290	80,978
Amortization	78,756	(476)	78,280	4,333	82,613
Net gain on sale of capital and landfill assets	(115)	(263)	(378)	(53)	(431)
Operating income	56,501	12,765	69,266	5,561	74,827
Interest on long-term debt	18,395	(2,876)	15,519	662	16,181
Net foreign exchange loss	177	(124)	53	1	54
Net gain on financial instruments	(1,171)	(662)	(1,833)	83	(1,750)
Conversion costs	115	(115)	-	-	-
Other expenses	65	(7)	58	-	58
Income before net income tax expense and
net loss from equity accounted investee	38,920	16,549	55,469	4,815	60,284
Net income tax expense	14,176	7,891	22,067	1,626	23,693
Net loss from equity accounted investee	-	39	39	7	46
Net income	$24,744	$8,619	$33,363	$3,182	$36,545

Adjusted EBITDA(A)	$135,726	$17,968	$153,694	$10,845	$164,539
Adjusted operating income(A)	$57,085	$18,707	$75,792	$6,565	$82,357
Adjusted net income(A)	$24,661	$11,629	$36,290	$5,720	$42,010
Free cash flow(B)	$52,100	$27,539	$79,639	$6,387	$86,026

IESI-BFC Ltd. – June 30, 2010 - 6

Management’s Discussion
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights

			Three months ended June 30
	2009	2010	Change	2010	Change
	(as reported)	(holding FX constant with the comparative period)	(2010 holding FX constant with the comparative period less 2009 as reported)	(as reported)	(2010 as reported less 2009 as reported)

Revenues	$253,700	$284,969	$31,269	$299,582	$45,882
Canada	$87,188	$103,084	$15,896	$117,697	$30,509
U.S. south	$83,899	$93,406	$9,507	$93,406	$9,507
U.S. northeast	$82,613	$88,479	$5,866	$88,479	$5,866

Operating expenses	$148,597	$166,912	$18,315	$174,568	$25,971
Canada	$44,987	$53,683	$8,696	$61,339	$16,352
U.S. south	$52,015	$57,325	$5,310	$57,325	$5,310
U.S. northeast	$51,595	$55,904	$4,309	$55,904	$4,309

SG&A (as reported)	$32,600	$38,725	$6,125	$41,187	$8,587
Canada	$11,617	$17,423	$5,806	$19,885	$8,268
U.S. south	$11,165	$11,939	$774	$11,939	$774
U.S. northeast	$9,818	$9,363	$(455)	$9,363	$(455)

EBITDA(A) (as reported)	$72,503	$79,332	$6,829	$83,827	$11,324
Canada	$30,584	$31,978	$1,394	$36,473	$5,889
U.S. south	$20,719	$24,142	$3,423	$24,142	$3,423
U.S. northeast	$21,200	$23,212	$2,012	$23,212	$2,012

Adjusted SG&A	$32,033	$34,545	$2,512	$36,416	$4,383
Canada	$11,050	$13,485	$2,435	$15,356	$4,306
U.S. south	$11,165	$11,825	$660	$11,825	$660
U.S. northeast	$9,818	$9,235	$(583)	$9,235	$(583)

Adjusted EBITDA(A)	$73,070	$83,512	$10,442	$88,598	$15,528
Canada	$31,151	$35,916	$4,765	$41,002	$9,851
U.S. south	$20,719	$24,256	$3,537	$24,256	$3,537
U.S. northeast	$21,200	$23,340	$2,140	$23,340	$2,140

IESI-BFC Ltd. – June 30, 2010 - 7

Segment Highlights (continued)

			Six months ended June 30
	2009	2010	Change	2010	Change
	(as reported)	(holding FX constant with the comparative period)	(2010 holding FX constant with the comparative period less 2009 as reported)	(as reported)	(2010 as reported less 2009 as reported)

Revenues	$477,593	$532,582	$54,989	$563,624	$86,031
Canada	$158,171	$186,750	$28,579	$217,792	$59,621
U.S. south	$163,946	$181,206	$17,260	$181,206	$17,260
U.S. northeast	$155,476	$164,626	$9,150	$164,626	$9,150

Operating expenses	$279,774	$309,726	$29,952	$325,637	$45,863
Canada	$81,875	$95,723	$13,848	$111,634	$29,759
U.S. south	$99,837	$110,392	$10,555	$110,392	$10,555
U.S. northeast	$98,062	$103,611	$5,549	$103,611	$5,549

SG&A (as reported)	$62,677	$75,688	$13,011	$80,978	$18,301
Canada	$21,755	$31,824	$10,069	$37,114	$15,359
U.S. south	$22,298	$24,491	$2,193	$24,491	$2,193
U.S. northeast	$18,624	$19,373	$749	$19,373	$749

EBITDA(A) (as reported)	$135,142	$147,168	$12,026	$157,009	$21,867
Canada	$54,541	$59,203	$4,662	$69,044	$14,503
U.S. south	$41,811	$46,323	$4,512	$46,323	$4,512
U.S. northeast	$38,790	$41,642	$2,852	$41,642	$2,852

Adjusted SG&A	$62,093	$69,162	$7,069	$73,448	$11,355
Canada	$21,171	$25,785	$4,614	$30,071	$8,900
U.S. south	$22,298	$24,243	$1,945	$24,243	$1,945
U.S. northeast	$18,624	$19,134	$510	$19,134	$510

Adjusted EBITDA(A)	$135,726	$153,694	$17,968	$164,539	$28,813
Canada	$55,125	$65,242	$10,117	$76,087	$20,962
U.S. south	$41,811	$46,571	$4,760	$46,571	$4,760
U.S. northeast	$38,790	$41,881	$3,091	$41,881	$3,091

Revenues
Gross revenue by service type

	Three months ended June 30, 2010				Three months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$48,895	34.8	$49,048	23.4	$41,672	35.4	$46,130	23.7
Industrial	24,081	17.1	27,881	13.3	20,030	17.1	26,557	13.7
Residential	19,687	14.0	43,406	20.7	17,684	15.1	38,908	20.1
Transfer and disposal	40,235	28.6	76,838	36.6	33,899	28.9	74,192	38.3
Recycling and other	7,747	5.5	12,535	6.0	4,124	3.5	8,048	4.2
Gross revenues	140,645	100.0	209,708	100.0	117,409	100.0	193,835	100.0
Intercompany	(19,579)		(27,823)		(15,019)		(27,323)
Revenues	$121,066		$181,885		$102,390		$166,512

IESI-BFC Ltd. – June 30, 2010 - 8

	Six months ended June 30, 2010				Six months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$94,152	36.4	$97,335	24.4	$81,768	37.6	$92,025	24.8
Industrial	43,316	16.7	51,641	13.0	37,117	17.0	51,662	13.9
Residential	36,267	14.0	87,094	21.9	32,680	15.0	76,833	20.7
Transfer and disposal	69,965	27.0	139,434	35.0	57,827	26.6	135,696	36.6
Recycling and other	15,203	5.9	22,761	5.7	8,360	3.8	14,631	4.0
Gross revenues	258,903	100.0	398,265	100.0	217,752	100.0	370,847	100.0
Intercompany	(33,646)		(52,433)		(26,966)		(51,425)
Revenues	$225,257		$345,832		$190,786		$319,422
 (*) amounts have been adjusted to conform to the current period presentation.

Gross revenue growth or decline components – expressed in percentages and excluding FX

	Three months ended June 30, 2010		Three months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.0	2.0	3.3	2.4
Fuel surcharges	0.9	0.4	(1.1)	(3.0)
Recycling and other	0.9	1.1	(0.4)	(2.4)
Total price growth (decline)	4.8	3.5	1.8	(3.0)

Volume	7.2	3.4	(1.1)	(4.4)
Total organic gross revenue growth (decline)	12.0	6.9	0.7	(7.4)

Acquisitions	7.8	1.3	1.5	2.1
Total gross revenue growth (decline)	19.8	8.2	2.2	(5.3)

	Six months ended June 30, 2010		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.4	1.8	3.5	2.6
Fuel surcharges	0.9	0.1	(0.8)	(2.1)
Recycling and other	1.2	1.4	(0.6)	(2.5)
Total price growth (decline)	5.5	3.3	2.1	(2.0)

Volume	8.0	2.3	(1.6)	(4.4)
Total organic gross revenue growth (decline)	13.5	5.6	0.5	(6.4)

Acquisitions	5.4	1.8	2.5	2.1
Total gross revenue growth (decline)	18.9	7.4	3.0	(4.3)

Three months ended
We generated price and volume growth in all our service offerings in Canada.  Comparative recycling and other pricing growth is largely attributable to higher commodity pricing.  Volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Acquisitions and higher fuel surcharges account for the balance of the comparative change.

IESI-BFC Ltd. – June 30, 2010 - 9

We realized pricing growth in all of our service lines in our U.S. south segment, with the exception of our industrial line which was largely unchanged.  Volumes were especially strong in our collection lines, which includes commercial, industrial and residential.  Higher volumes in this segments’ collection lines translated to strong gross revenue growth which was only slightly offset by revenue declines attributable to lower landfill and recycling volumes.  As in our Canadian segment, the commodity price rebound drove the increase in recycling revenue growth.  Acquisitions completed in 2009 and 2010 and higher fuel surcharges resulting from higher diesel fuel prices, contributed to the remainder of the comparative increase.

Gross revenues in our U.S. northeast segment increased.  As in the first quarter of the year, core price declined at our landfills period over period.  All other service lines enjoyed higher price, or pricing that was largely unchanged, over the year ago period.  The return of commodity pricing also contributed to overall pricing growth for this segment.  Higher comparative landfill volumes delivered strong improvements to gross revenue growth, as did volume improvements in our industrial service line, which together more than offset volume declines in all other service lines.  Marginally higher fuel surcharges and acquisitions contributed to the balance of our gross revenue growth.

Six months ended
The increase in our Canadian segment gross revenues is attributable to total price, volume and acquisition growth.  The reasons for these increases are consistent with those outlined above for the three months ended.

U.S. south segment gross revenues increased.  On a year-to-date basis, pricing growth was strong.  As outlined for the three months ended, higher pricing contributed to gross revenue growth in all service lines with the exception of industrial and residential pricing which was down slightly.  Year-to-date volume improvements are consistent with those outlined for the three months ended and in total delivered a strong contribution to overall gross revenue growth.  Acquisitions and recycled material prices also contributed to gross revenue growth, while fuel surcharges were principally unchanged period-to-period.

Gross revenues in our U.S. northeast segment increased.  On a year-to-date basis, gross revenue growth benefited from strong year over year pricing in our northeast segment.  Lower landfill pricing was the only service line that experienced a decline year-to-date.  Attracting volumes at our landfills in combination with the mix of waste materials received is the primary cause for the decline.  The return of commodity pricing has made a significant contribution to year-to-date revenue growth.  As outlined for the three months ended, higher volumes also contributed to overall gross revenue growth.  Volume growth was most pronounced in our landfill and industrial lines.  Inclement weather in the first quarter of the year impacted year-to-date volume growth, however we are encouraged by the volume improvements we are realizing in our collection lines.  Acquisitions and marginally higher fuel prices also contributed to year-to-date gross revenue growth.

Operating expenses
Three months ended
Excluding the impact of FX, the Canadian segment increase is attributable to higher third party disposal costs, labour and vehicle operating costs.  Acquisitions and higher collected waste volumes, partially offset by higher internalized waste, are the primary contributors to the increase in disposal costs.  In addition, acquisitions, general wage increases and higher collected waste volumes all contributed to the comparative increase in labour costs.  Higher vehicle operating costs are attributable to acquisitions and an increase in diesel fuel consumed to collect and process higher waste volumes.

Operating costs in our U.S. south segment increased period-to-period due to higher labour and vehicle operating costs.  Organic growth, including contract wins, and acquisitions are the primary reasons for the comparative increases in both expense categories.  General wage increases and higher collected waste volumes also contributed to the comparative increase in labour costs.  The increase in vehicle operating costs was due in part to higher diesel fuel costs.  Disposal costs were also higher period over period.

IESI-BFC Ltd. – June 30, 2010 - 10

In the U.S. northeast, operating costs increased.  Higher labour costs are the result of acquisitions and contractual and general wage increases.   Commodity rebates are also higher than the comparative period.  The return of higher commodity pricing is the primary cause for the increase in rebates.  Vehicle operating and disposal costs increased.  Acquisitions and organic growth were the primary contributors to these increases.  A rise in comparative fuel costs was also a contributing factor to the increase in vehicle operating costs.

Six months ended
As outlined above, for the three months ended, higher disposal, labour and vehicle operating costs attributable to organic and acquisition growth are the primary contributors to the year-to-date increase for our Canadian segment.

Year-to-date our U.S. south segment increases are consistent with those highlighted above for the three months ended.  Our U.S. northeast segment increase is comprised of commodity rebates, labour and vehicle operating costs and the reasons for the increases are consistent with those outlined above.

SG&A expenses
Three months ended
Excluding the impact of FX, Canadian segment SG&A expense increased.  The majority of the increase is due to transaction and related costs and fair value changes to stock options.  The remainder of the change is due to higher salaries, resulting from a higher compliment of sales personnel and general wage increases, and higher professional fees.

Higher salaries and facility and office costs are the primary cause of the quarter over quarter increase in SG&A expense for our U.S. south segment.  The comparative increase is largely attributable to acquisitions and new contract wins.

The U.S. northeast segment decline is due to a decline in other SG&A expenses none of which were significant individually or in aggregate.

Six months ended
Changes in SG&A expense for the six months ended are consistent with the reasons outlined above for the three months ended for all segments.

WSI Review of Operations - For the three and six months ended June 30, 2010
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Readers are reminded that we completed the acquisition of WSI on July 2, 2010.  Accordingly, WSI’s results of operations are not included in our consolidated results for the three and six months ended June 30, 2010.  The information provided below is for readers to assess the performance of WSI’s operations for the period prior to acquisition.

	Three months ended June 30, 2010			Three months ended June 30, 2009
	Canada	U.S.	Total	Canada	U.S.	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$67,496	$59,867	$127,363	$56,748	$50,737	$107,485
Operating expenses	$43,340	$34,824	$78,164	$37,944	$31,540	$69,484
SG&A (as reported)	$12,525	$10,240	$22,765	$6,419	$6,321	$12,740
Less: stock based
compensation	(4,636)	(2,604)	(7,240)	(346)	(238)	(584)
Less: transaction costs	(173)	(1,044)	(1,217)	-	-	-
SG&A (adjusted)	$7,716	$6,592	$14,308	$6,073	$6,083	$12,156

IESI-BFC Ltd. – June 30, 2010 - 11

	Six months ended June 30, 2010			Six months ended June 30, 2009
	Canada	U.S.	Total	Canada	U.S.	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$128,322	$118,434	$246,756	$102,297	$100,980	$203,277
Operating expenses	$81,129	$69,775	$150,904	$69,177	$63,515	$132,692
SG&A (as reported)	$20,701	$19,322	$40,023	$13,182	$12,767	$25,949
Less: stock based
compensation	(5,324)	(3,424)	(8,748)	(1,071)	(681)	(1,752)
Less: transaction costs	(260)	(2,250)	(2,510)	-	-	-
SG&A (adjusted)	$15,117	$13,648	$28,765	$12,111	$12,086	$24,197

IESI-BFC Ltd. – June 30, 2010 - 12

WSI - Revenues
Gross revenues by service type

	Three months ended June 30, 2010				Three months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$27,831	35.7	$24,481	35.6	$28,178	38.1	$18,206	32.2
Industrial	14,120	18.1	11,240	16.4	14,961	20.2	11,183	19.8
Residential	14,599	18.7	10,330	15.0	14,342	19.4	11,635	20.6
Transfer and disposal	17,340	22.2	20,585	29.9	15,039	20.4	14,401	25.5
Recycling and other	4,169	5.3	2,112	3.1	1,435	1.9	1,099	1.9
Gross revenues	78,059	100.0	68,748	100.0	73,955	100.0	56,524	100.0
Intercompany	(8,619)		(8,881)		(7,305)		(5,787)
Revenues	$69,440		$59,867		$66,650		$50,737

	Six months ended June 30, 2010				Six months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$54,180	36.5	$48,715	36.0	$55,098	40.2	$36,151	32.2
Industrial	26,723	17.9	22,330	16.5	27,067	19.7	22,408	20.0
Residential	27,383	18.4	21,098	15.6	26,114	19.0	23,462	20.9
Transfer and disposal	33,238	22.3	39,277	28.9	26,358	19.2	28,306	25.1
Recycling and other	7,359	4.9	4,028	3.0	2,552	1.9	1,971	1.8
Gross revenues	148,883	100.0	135,448	100.0	137,189	100.0	112,298	100.0
Intercompany	(16,182)		(17,014)		(13,851)		(11,318)
Revenues	$132,701		$118,434		$123,338		$100,980

WSI’s price, volume and total revenue growth or decline, excluding FX, expressed as a percentage of reportable revenue for the three and six months ended June 30, 2010 is as follows:

	Three months ended June 30, 2010		Three months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	2.7	3.0	3.9	4.3
Fuel surcharges	0.5	1.4	(3.3)	(6.2)
Recycling and other	0.5	1.9	(0.3)	(1.1)
Total price growth (decline)	3.7	6.3	0.3	(3.0)

Volume	(0.7)	(0.6)	(2.5)	(14.3)
Total organic revenue growth (decline)	3.0	5.7	(2.2)	(17.3)

Acquisitions	1.2	12.3	-	0.8
Total revenue growth (decline)	4.2	18.0	(2.2)	(16.5)

IESI-BFC Ltd. – June 30, 2010 - 13

	Six months ended June 30, 2010		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.9	2.8	4.0	3.9
Fuel surcharges	0.4	1.3	(2.6)	(5.2)
Recycling and other	0.7	1.6	(0.4)	(1.2)
Total price growth (decline)	5.0	5.7	1.0	(2.5)

Volume	1.5	(0.2)	(2.3)	(14.8)
Total organic revenue growth (decline)	6.5	5.5	(1.3)	(17.3)

Acquisitions	1.1	11.8	-	0.8
Total revenue growth (decline)	7.6	17.3	(1.3)	(16.5)

Three months ended
Gross revenues for WSI’s Canadian operations increased.  With the exception of collection volumes, gross revenue growth benefited from higher transfer, landfill and recycling volumes.  Higher pricing, including improved commodity pricing, and acquisitions, also contributed to the increase in gross revenues.

WSI’s U.S. operations delivered gross revenue gains period over period.  Higher pricing and acquisitions both contributed to gross revenue growth.  Lower collection volumes were partially offset by higher volumes from landfill, transfer and recycling service lines.    Improvements in commodity pricing and an increase in fuel surcharges resulting from higher diesel fuel costs were also contributing factors in second quarter gross revenue growth.

Six months ended
Comparative collection volume shortfalls were partially offset by strong volume growth from WSI’s transfer, landfill and recycling service lines. Higher pricing, including commodity pricing and fuel surcharges, coupled with acquisitions also drove gross revenues higher comparatively.

Year-to-date, WSI’s U.S. operations realized gross revenue growth.  Comparative volume declines in the collection service line were easily offset by strong growth from acquisitions, volumes in all other service lines, and pricing, including commodity pricing and fuel surcharges.

WSI - Operating expenses
Three months ended
Operating costs increased for WSI’s Canadian operations.  Excluding the impact of FX, operating costs were largely unchanged period-to-period.  Lower third-party disposal costs resulting from higher internalized waste volumes,were partially offset by higher labour and diesel fuel costs.

WSI’s U.S. operations turned in a period over period increase as a result of higher third-party disposal costs, coupled with higher labour and fuel costs.  Recently completed acquisitions are the primary reason for these increases.

Six months ended
Excluding the impact of FX, operating costs increased for WSI’s Canadian operations.  As outlined above for the three months ended, the most significant changes are due to higher internalized waste volumes which contributed to lower third-party disposal costs, while higher labour and diesel fuel costs offset this decline.  Other operating costs are the root cause for the remainder of the change and the cause of the increase.  However, other operating costs are neither significant in isolation nor in total.

On a year-to-date basis, WSI’s U.S. operating costs increased.  Recently completed acquisitions are the primary reason for the rise in third-party disposal costs, labour and fuel costs.

IESI-BFC Ltd. – June 30, 2010 - 14

WSI - SG&A
Three months ended
The accelerated vesting of share based payments incurred in connection with WSI’s sale to IESI-BFC Ltd, contributed to higher SG&A expense for WSI’s Canadian operations.  Transaction costs and FX also contributed to the increase.  Excluding these items, WSI’s SG&A expense rose slightly period over period.  Higher bonus expense attributable to a stronger comparative financial performance is the primary reason for the increase.

SG&A expense for WSI’s U.S. operations increased period over period.  As outlined in the WSI Canadian operations discussion, WSI’s U.S. operations recorded an additional expense related to the accelerated vesting of share based payments.  Transaction costs, related principally to WSI’s sale to IESI-BFC Ltd., also contributed to the increase.  The resulting comparative increase is attributable to recently completed acquisitions and general wage increases.

Six months ended
Year-to-date, WSI’s Canadian and U.S. operations experienced SG&A expense increases.  Higher stock based compensation and transaction costs contributed to the comparative increase in Canadian and U.S. SG&A expense.  FX also contributed to the rise in SG&A expense for WSI’s Canadian operations.

Free cash flow(B)
Readers are further reminded that we completed the acquisition of WSI on July 2, 2010.  Accordingly, WSI’s contributions to free cash flow(B) are not included in the tables below.

Purpose and objective
The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry.  Investors and analysts use this calculation as a measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

Our calculation of free cash flow(B) previously included transaction and related and non-recurring costs.  Comparative free cash flow(B) amounts have been adjusted to conform to the current period presentation.

IESI-BFC Ltd. – June 30, 2010 - 15

Free cash flow(B) - cash flow approach

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Cash generated from operating activities
(from statement of cash flows)	$81,196	$66,456	$14,740	$125,236	$116,052	$9,184

Operating
Reorganization costs (non-recurring capital tax)		-	-		-	-
Stock option expense	2,679	567	2,112	3,440	584	2,856
Acquisition and related costs	2,092	-	2,092	4,090	-	4,090
Conversion costs	-	115	(115)	-	115	(115)
Other expenses	34	35	(1)	58	65	(7)
Changes in non-cash working capital items	(13,338)	(6,324)	(7,014)	1,752	(4,930)	6,682
Capital and landfill asset purchases	(28,521)	(39,217)	10,696	(48,604)	(59,714)	11,110

Financing
Financing and landfill development costs
(net of non-cash portion)	-	(77)	77	-	(77)	77
Purchase of restricted shares	-	(172)	172	-	(172)	172
Net realized foreign exchange loss	24	93	(69)	54	177	(123)
Free cash flow(B)	$44,166	$21,476	$22,690	$86,026	$52,100	$33,926

Free cash flow(B) – adjusted EBITDA(A) approach

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Adjusted EBITDA(A)	$88,598	$73,070	$15,528	$164,539	$135,726	$28,813

Restricted share expense	417	359	58	830	691	139
Purchase of restricted shares	-	(172)	172	-	(172)	172
Capital and landfill asset purchases	(28,521)	(39,217)	10,696	(48,604)	(59,714)	11,110
Landfill closure and post-closure expenditures	(1,167)	(1,129)	(38)	(1,552)	(2,355)	803
Landfill closure and post-closure cost
accretion expense	882	775	107	1,762	1,517	245
Interest on long-term debt	(8,244)	(8,766)	522	(16,181)	(18,395)	2,214
Non-cash interest expense	716	795	(79)	1,425	1,545	(120)
Current income tax expense	(8,515)	(4,239)	(4,276)	(16,193)	(6,743)	(9,450)
Free cash flow(B)	$44,166	$21,476	$22,690	$86,026	$52,100	$33,926

Three months ended
Free cash flow(B) increased period over period.  We generated significant improvements to adjusted EBITDA(A) resulting from strong revenue growth.  Lower interest rates and lower total debt levels also contributed to the increase in free cash flow(B) period over period as did lower capital and landfill asset purchases.  These contributions were partially offset by higher cash taxes in Canada.  Higher Canadian cash taxes are the result of us fully utilizing our available loss carryforwards.  The repayment or capitalization of intercompany notes occurring on our conversion from an income trust to a corporation accelerated our use of this shelter.

Six months ended
For the six months ended, free cash flow(B) increased.  As outlined above for the three months ended, strong revenue growth contributed to the increase in adjusted EBITDA(A), which in combination with lower capital and landfill expenditures and lower interest expense, partially offset by higher current income tax expense, represent the primary contributors to the improvement.

IESI-BFC Ltd. – June 30, 2010 - 16

Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

$19,943	$16,983	$2,960	$31,842
8,578	22,234	(13,656)	16,762

Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended
Excluding the impact of FX, replacement expenditures increased.  The U.S. and Canadian segments both contributed to the increase.  The U.S. segment increase is a function of higher capital asset spending for vehicles and containers, partially offset by a decline in replacement spending at our landfills.  The timing of landfill cell construction is the primary reason for this decline.  The increase in our U.S. segment capital asset spend is due to a combination of timing, a larger comparative compliment of capital assets, and targeting the purchase of more capital assets in light of lower landfill spending.  The Canadian segment increase is due to capital asset spending attributable to a larger compliment of assets and the timing of spend, partially offset by a decline in landfill assets spending which is due to the timing of landfill construction.

Six months ended
Excluding the impact of FX, replacement expenditures increased.  The U.S. segment contributed to the increase, partially offset by the Canadian segment decline.  The U.S. segment increase is a function of higher capital asset spending for vehicles and containers, partially offset by a decline in replacement spending at our U.S. landfills.  The timing of landfill cell construction is the primary reason for this decline.  The increase in our U.S. segment capital asset spend is due to a combination of timing, a larger comparative compliment of capital assets, and targeting the purchase of more capital assets in light of lower landfill spending.  The Canadian segment decrease is due to the timing of landfill construction, partially offset by an increase in capital asset spending attributable to a larger compliment of assets and the timing of spend.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended
Excluding the impact of FX, growth expenditures decreased.  The decline in current period growth spending is the result of lower vehicle and equipment purchases to service new contracts commencing in the current quarter than those incurred in the comparative quarter a year ago.

Six months ended
Net of foreign currency exchange, growth expenditures in total declined.  Growth expenditures in the U.S. declined on a year-to-date basis due to fewer contract wins.  Canadian growth expenditures also contributed to the comparative decline.  Residential contract wins in the comparative period and the purchase of vehicles to service those contracts, is the primary reason for the Canadian decline in growth expenditures.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions derived from growth expenditures will materialize over future periods.

IESI-BFC Ltd. – June 30, 2010 - 17

Long-term debt
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Summary details of our long-term debt facilities at June 30, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Condensed Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in
Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$305,000	$213,000	$39,872	$52,128

U.S. long-term debt facilities - stated in U.S. dollars
Term loan	$195,000	$195,000	$-	$-
Revolving credit facility	$588,500	$97,500	$128,088	$362,912
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(1)	$194,000	$109,000	$-	$85,000
Note:
(1)
Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility and requires us to issue letters of credit for an amount equal to the IRB amounts drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)
At June 30, 2010, funded long-term debt to EBITDA is as follows:

	June 30, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.93	2.34	1.92	2.56
Funded debt to EBITDA maximum	2.75	4.00	2.75	4.00

Changes to long-term debt occurring in conjunction with the acquisition of WSI
Closing Agreements
On June 23, 2010, we entered into a Closing Agreement with the credit parties to our Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”).  The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and certain arrangements regarding funding of the WSI acquisition at closing.  As consideration for entering into this agreement, we incurred a ticking fee equal to 72.5 basis points per annum calculated on the total commitment available under the Canadian facility, C$525,000.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the Canadian facility being executed or 60 days from the execution date of the Closing Agreement.

On June 14, 2010, we entered into a Closing Agreement with the credit parties to our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  The purpose of entering into this agreement is consistent with the purpose outlined above for our Canadian facility.  As consideration for entering into this agreement, we incurred a ticking fee equal to 50 basis points per annum calculated on the total commitment available under the U.S. facility, $950,000.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the execution of the U.S. facility or July 30, 2010.

IESI-BFC Ltd. – June 30, 2010 - 18

Canadian facility
On July 2, 2010, in connection with the closing of the WSI acquisition, the Canadian facility became effective.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased our availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant may also expand to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points when our funded debt to EBITDA ratio is in excess of 2.0 times, and by 100 basis points when our funded debt to EBITDA ratio is below 2.0 times.  The Canadian facility also introduced new pricing layers for funded debt to EBITDA positions below 1.0 times and in excess of 2.5 times.  Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over bankers’ acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees increased by 32.5 basis points, and range from 55 to 85 basis points, while non-financial letters of credit increased by approximately 82.5 basis points.

Security under the Canadian facility remained largely unchanged, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

On July 2, 2010, advances under the Canadian facility were C$348,000 and total letters of credit outstanding amounted to C$52,316.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was C$124,684.  In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our Canadian facility) was 2.08 times.

Canadian Trust Indenture
On July 2, 2010, we entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit us to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged.  Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and to achieve alignment with changes to the Canadian facility.  The financial covenant, funded debt to EBITDA, (as defined and calculated in accordance with the terms of the trust indenture) and referred to above in the Canadian facility section, was modified similarly in the trust indenture.  While pricing remained unchanged, pricing was modified to allow for an additional charge should our credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

IESI-BFC Ltd. – June 30, 2010 - 19

U.S. facility
On July 2, 2010, in connection with the closing of the WSI acquisition, our U.S. facility became effective.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, to refinance existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased our availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  All committed monies under the U.S, facility are revolving.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times,  a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that we maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.  This requirement is unchanged from the conditions included in the preceding facility.  We are not required to comply with this condition until October 2010.

Pricing on advances drawn under the facility increased by 125 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances.   Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees were largely unchanged and range from 37.5 to 62.5 basis points, while letters of credit increased by approximately 125 basis points.

Security under the U.S. facility remained relatively unchanged, and represents a first priority perfected security interest over all personal and real property of the U.S. operating companies and a pledge of the U.S. operating entities equity held by the U.S. parent.

On July 2, 2010, advances under the U.S. facility were $650,000 and total letters of credit outstanding amounted to $139,683.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was $160,317.  In addition, our funded debt to EBITDA on closing (as defined and calculated in accordance with our U.S. facility) was 3.24 times.

Long-term debt to pro forma adjusted EBITDA(A)
On the closing of the WSI acquisition, and including other completed acquisitions, our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.6 times.

Changes to long-term debt in the period ended June 30, 2010
Canadian long-term debt facilities
In the first quarter of 2010, we borrowed C$50,000 to fund an acquisition.  Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA(A).  Accordingly, our funded debt to EBITDA ratio increased comparatively.  In the second quarter of 2010, we repaid C$19,000 of advances under the facility due in large part to strong cash from operating activities.

U.S. long-term debt facilities
In the first and second quarters, we repaid $10,000 and $18,000, respectively.  Strong cash flow from operations and lower capital and landfill expenditures, partially offset by acquisitions, are the primary reasons we were able to repay indebtedness aggressively.

Long-term debt to adjusted EBITDA(A)
At June 30, 2010, we are not in default of our Canadian and U.S. long-term debt facility covenants.  As a reminder, covenants are not subject to FX fluctuations.  Holding the FX rate at parity results in a long-term debt to adjusted EBITDA(A) ratio of 2.05 times.  Readers are further reminded that contributions to adjusted EBITDA(A) from acquisitions completed within the last twelve months are not included in this ratio.  We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma acquisition contributions.

IESI-BFC Ltd. – June 30, 2010 - 20

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this press release are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: “certain SG&A expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and net income or loss from equity accounted investee”.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted for investee) or non-operating (in the case of certain SG&A expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain, or non-recurring, expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  These expenses are not considered an expense indicative of continuing operations.  Conversion costs represent a different class of expense than those included in adjusted EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

IESI-BFC Ltd. – June 30, 2010 - 21

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and net gain on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations.  The reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Operating income	$41,100	$31,330	$74,827	$56,501
Transaction and related costs - SG&A	2,092	-	4,090	-
Fair value movements in stock options - SG&A	2,679	567	3,440	584
Adjusted operating income	45,871	31,897	82,357	57,085
Net gain or loss on sale of capital and landfill assets	(369)	19	(431)	(115)
Amortization	43,096	41,154	82,613	78,756
Adjusted EBITDA	$88,598	$73,070	$164,539	$135,726

Net income	$19,835	$15,105	$36,545	$24,744
Transaction and related costs - SG&A	2,092	-	4,090	-
Conversion costs	-	115	-	115
Fair value movements in stock options - SG&A	2,679	567	3,440	584
Net gain or loss on financial instruments	(1,208)	(1,701)	(1,750)	(1,171)
Net income tax expense or recovery	(56)	542	(315)	389
Adjusted net income	$23,342	$14,628	$42,010	$24,661

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment.  All references to “free cash flow” in this press release have the meaning set out in this note.

IESI-BFC Ltd. – June 30, 2010 - 22

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, and capitalization and anticipated financial impacts of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate WSI’s businesses into those of IESI-BFC in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC, WSI, the transaction or other matters and attributable to IESI-BFC or WSI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC and WSI do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces. Its two major brands, IESI and BFI Canada, are leaders in their markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.  To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further information:
IESI-BFC Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on Wednesday, July 28, 2010, at 8:30 a.m. (ET) to discuss results for the three and six months ended June 30, 2010.  Participants may listen to the call by dialling 1-888-300-0053, conference ID 85676425, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, August 11, 2010, at midnight, and can be accessed by dialling 1-800-642-1687, conference code 85676425.  International or local callers can access the replay by dialling 706-645-9291.  The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

IESI-BFC Ltd. – June 30, 2010 - 23

IESI-BFC Ltd.
Condensed Consolidated Balance Sheets
June 30, 2010 (unaudited) and December 31, 2009 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	June 30, 2010	December 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$8,212	$4,991
Accounts receivable	131,127	111,839
Other receivables	478	546
Prepaid expenses	17,922	18,276
Restricted cash	425	382
Other assets	-	770
	158,164	136,804

OTHER RECEIVABLES	982	1,213

FUNDED LANDFILL POST-CLOSURE COSTS	8,180	8,102

INTANGIBLES	109,465	100,917

GOODWILL	640,308	630,470

LANDFILL DEVELOPMENT ASSETS	8,510	7,677

DEFERRED FINANCING COSTS	9,962	9,358

CAPITAL ASSETS	448,867	439,734

LANDFILL ASSETS	644,936	661,738

INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,155	-

OTHER ASSETS	80	1,574
	$2,032,609	$1,997,587

LIABILITIES

CURRENT
Accounts payable	$59,607	$62,753
Accrued charges	76,044	70,572
Dividends payable	11,012	11,159
Income taxes payable	14,370	6,278
Deferred revenues	13,443	13,156
Landfill closure and post-closure costs	5,248	6,622
Other liabilities	6,412	8,312
	186,136	178,852

LONG-TERM DEBT	657,016	654,992

LANDFILL CLOSURE AND POST-CLOSURE COSTS	68,559	63,086

OTHER LIABILITIES	6,152	3,611

DEFERRED INCOME TAXES	88,275	81,500
	1,006,138	982,041

EQUITY

NON-CONTROLLING INTEREST	230,302	230,014

SHAREHOLDERS' EQUITY
Common shares	1,083,839	1,082,950
Restricted shares	(3,928)	(3,928)
Paid in capital	2,948	2,118
Deficit	(202,582)	(214,898)
Accumulated other comprehensive loss	(84,108)	(80,710)
Total shareholders' equity	796,169	785,532
Total equity	1,026,471	1,015,546
	$2,032,609	$1,997,587

IESI-BFC Ltd. – June 30, 2010 - 24

IESI-BFC Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income
For the three and six months ended June 30, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except net income per share amounts)

	Three months ended		Six months ended
	2010	2009	2010	2009

REVENUES	$299,582	$253,700	$563,624	$477,593
EXPENSES
OPERATING	174,568	148,597	325,637	279,774
SG&A	41,187	32,600	80,978	62,677
AMORTIZATION	43,096	41,154	82,613	78,756
NET (GAIN) LOSS ON SALE OF CAPITAL AND LANDFILL ASSETS	(369)	19	(431)	(115)
OPERATING INCOME	41,100	31,330	74,827	56,501
INTEREST ON LONG-TERM DEBT	8,244	8,766	16,181	18,395
NET FOREIGN EXCHANGE LOSS	24	93	54	177
NET GAIN ON FINANCIAL INSTRUMENTS	(1,208)	(1,701)	(1,750)	(1,171)
CONVERSION COSTS	-	115	-	115
OTHER EXPENSES	34	35	58	65
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY
ACCOUNTED INVESTEE	34,006	24,022	60,284	38,920
INCOME TAX EXPENSE
Current	8,515	4,239	16,193	6,743
Deferred	5,635	4,678	7,500	7,433
	14,150	8,917	23,693	14,176
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	21	-	46	-
NET INCOME	19,835	15,105	36,545	24,744

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(7,752)	12,525	(2,405)	7,643
Commodity swaps designated as cash flow hedges, net of income tax	(1,506)	755	(1,339)	903
Settlement of commodity swaps designated as cash flow hedges,
net of income tax	(14)	(21)	(110)	(21)
COMPREHENSIVE INCOME	$10,563	$28,364	$32,691	$33,269

NET INCOME - CONTROLLING INTEREST	$17,489	$13,267	$32,223	$21,538
NET INCOME - NON-CONTROLLING INTEREST	$2,346	$1,838	$4,322	$3,206
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$9,313	$24,749	$28,825	$28,958
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$1,250	$3,615	$3,866	$4,311

Net income per weighted average share, basic	$0.21	$0.19	$0.39	$0.33
Net income per weighted average share, diluted	$0.21	$0.18	$0.39	$0.32
Weighted average number of shares outstanding (thousands), basic	82,383	70,809	82,363	65,414
Weighted average number of shares outstanding (thousands), diluted	93,431	81,946	93,431	76,551

IESI-BFC Ltd. – June 30, 2010 - 25

IESI-BFC Ltd.
Condensed Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2010	2009	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$19,835	$15,105	$36,545	$24,744
Items not affecting cash
Restricted share expense	417	359	830	691
Write-off of landfill development assets	-	77	-	77
Accretion of landfill closure and post-closure costs	882	775	1,762	1,517
Amortization of intangibles	6,225	7,275	13,282	14,509
Amortization of capital assets	19,972	18,693	39,039	37,004
Amortization of landfill assets	16,899	15,186	30,292	27,243
Interest on long-term debt (deferred financing costs)	716	795	1,425	1,545
Net (gain) loss on sale of capital and landfill assets	(369)	19	(431)	(115)
Net gain on financial instruments	(1,208)	(1,701)	(1,750)	(1,171)
Deferred income taxes	5,635	4,678	7,500	7,433
Net loss from equity accounted investee	21	-	46	-
Landfill closure and post-closure expenditures	(1,167)	(1,129)	(1,552)	(2,355)
Changes in non-cash working capital items	13,338	6,324	(1,752)	4,930
Cash generated from operating activities	81,196	66,456	125,236	116,052
INVESTING
Acquisitions	(1,488)	(20,406)	(53,935)	(20,640)
Restricted cash deposits	(43)	-	(43)	-
Restricted cash withdrawals	-	-	-	82
Investment in other receivables	-	(41)	-	(1,278)
Proceeds from other receivables	145	113	284	225
Funded landfill post-closure costs	(75)	(302)	(85)	(381)
Purchase of capital assets	(20,757)	(25,181)	(34,659)	(37,840)
Purchase of landfill assets	(7,764)	(14,036)	(13,945)	(21,874)
Proceeds from the sale of capital and landfill assets	626	188	690	3,603
Investment in landfill development assets	(678)	(192)	(942)	(439)
Cash utilized in investing activities	(30,034)	(59,857)	(102,635)	(78,542)
FINANCING
Payment of deferred financing costs	(2,064)	(190)	(2,065)	(498)
Proceeds from long-term debt	19,097	90,365	99,865	116,774
Repayment of long-term debt	(55,134)	(218,423)	(94,025)	(346,384)
Common shares issued, net of issue costs	(6)	138,726	(12)	209,684
Purchase of restricted shares or trust units	-	(172)	-	(172)
Dividends paid to share and participating preferred shareholders	(11,364)	(16,714)	(22,584)	(18,640)
Cash utilized in financing activities	(49,471)	(6,408)	(18,821)	(39,236)
Effect of foreign currency translation on cash and cash
equivalents	(901)	1,419	(559)	918
NET CASH INFLOW (OUTFLOW)	790	1,610	3,221	(808)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	7,422	9,520	4,991	11,938
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,212	$11,130	$8,212	$11,130

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,269	$10,046	$7,269	$10,046
Cash equivalents	943	1,084	943	1,084
	$8,212	$11,130	$8,212	$11,130
Cash paid during the period for:
Income taxes	$2,581	$2,927	$6,421	$2,562
Interest	$7,456	$10,102	$15,857	$19,613

IESI-BFC Ltd. – June 30, 2010 - 26